EXHIBIT 77C

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of each Fund was held on December 5, 2002 to approve or disapprove the following:

     1. a new Sub-Advisory Agreement on behalf of the Fund, between ING Investments, LLC and AIC Asset Management, LLC (formerly known as Elijah Asset Management, LLC):

          ING VP Technology, Inc.
               For:                   10,142,672
               Against:                  263,514
               Shares Abstained:       1,395,383
               Total Shares Voted:    11,801,569